September 15, 2014

Re:                             Belmond Ltd.

Form 10-K for the fiscal year ended December 31, 2013

Filed February 28, 2014

File No. 001-16017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristi Marrone

Dear Ms. Marrone:

Belmond Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 8, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2013, filed by the Company with the Commission on February 28, 2014 (No. 001-16017) (the “2013 Form 10-K”).

The Company’s responses are set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in italics prior to the response of the Company.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Balance Sheets, page 55

1.                                      We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

The Company acknowledges the Staff’s request and notes that in its third quarter 2014 and subsequent filings it will include, on the face of the balance sheet, consolidated totals for each line item required by Rule 5-02 of Regulation S-X.

Note 9. Other intangible assets, page 81

2.                                      We note that you adopted the brand name “Belmond” in 2014. Please tell us the impact, if any, this change had on the value of your trade name intangible asset.

The adoption of the brand name “Belmond” was to replace the Company’s existing brand “Orient-Express”. The trade name “Orient-Express” was not owned by the Company but used under licence from the French railway operator, Société Nationale des Chemins de fer Français (SNCF) as disclosed in Part I, Item 1 “Business — Management Strategies” and Item 1A “Risk Factors —

Risks of OEH’s Business” of the Company’s Form 10-K for the fiscal year ended December 31, 2013, and hence did not have a carrying value to be impacted by the change of brand.

Additionally, as no material costs to acquire the brand name “Belmond” were incurred as of the fiscal year ended December 31, 2013, thus there was no addition to brand name intangible assets.

In accordance with your request, Belmond Ltd. acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this response to the undersigned at telephone +44 203 117 1333 or email martin.ogrady@belmond.com or to Richard Levine at telephone +1 212 764 8235 or email richard.levine@belmond.com.

Very truly yours,

/s/ Martin O’Grady
Vice President and Chief Financial Officer
Belmond Ltd.